Exhibit 99.2

TIKCRO TECHNOLOGIES LTD.

NOTICE OF

 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2014 Annual Meeting of Shareholders (the “Meeting”) of Tikcro Technologies Ltd. (the “Company” or “Tikcro”) will be held on Monday, December 29, 2014 at 12:00 p.m. (Israel time), at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Alon Street, 36th Floor, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1)	election of Eric Paneth and Izhak Tamir to our Board of Directors;

(2)	reappointment of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, as our independent auditors; and

(3)	consideration of our financial statements.

Shareholders of record on November 28, 2014 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors,

Izhak Tamir
Chairman of the Board

Dated:  November 24, 2014

TIKCRO TECHNOLOGIES LTD.

PROXY STATEMENT

           This Proxy Statement is furnished to the holders of Ordinary Shares, no par value (the “Ordinary Shares”), of Tikcro Technologies Ltd. (“Tikcro” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2014 Annual Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2014 Annual Meeting of Shareholders.  The Meeting will be held on Monday, December 29, 2014 at 12:00 p.m. (Israel time), at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Alon Street, 36th Floor, Tel Aviv, Israel.

   The agenda of the Meeting will be as follows:

(1)	election of Eric Paneth and Izhak Tamir to our Board of Directors;

(2)	reappointment of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, as our independent auditors; and

(3)	consideration of our financial statements.

   We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

           A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Proxies must be received no less than 72 hours prior to the time fixed for the Meeting, unless otherwise determined by the Chairman of the Meeting.  Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and timely received by the Company, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

           Proxies for use at the Meeting are being solicited by our Board of Directors. Only shareholders of record on November 28, 2014 will be entitled to vote at the Meeting. Proxies are being mailed to U.S. shareholders whose names appear in the records of the Company as of the record date, and will be solicited chiefly by mail.  However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. The deadline for the submission of position statements is December 8, 2014.

           On November 24, 2014, 8,898,861 Ordinary Shares were outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders conferring in the aggregate 25% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

OWNERSHIP OF ORDINARY SHARES

   The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of October 31, 2014 by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.  The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group	Number of Shares Owned	Percent of Class(1)
Steven N. Bronson(2)	1,500,094	16.9%
Eric Paneth	1,156,602	13.0%
Izhak Tamir	1,061,701	11.9%
Aviv Boim	885,287	9.9%
_______________
(1)	Based on 8,898,861 Ordinary Shares outstanding on November 24, 2014.
(2)
Includes (i) 1,400,422 ordinary shares held jointly by Mr. Bronson and his spouse, (ii) 58,806 ordinary shares held in Mr. Bronson's IRA and (iii) 40,866 ordinary shares held in Mr. Bronson's spouse's IRA (with respect to which Mr. Bronson has voting and dispositive power), based on a Schedule 13D/A filed February 5, 2013.  Mr. Bronson has undertaken to us not to vote in excess of 1,334,829 ordinary shares, or 14.9% of our outstanding shares, until the 30th day following the termination of a confidentiality and standstill agreement between us, dated February 1, 2013, which may be terminated by either party upon ten business days' notice.  Based on a Schedule 13D/A filed by Mr. Bronson on February 19, 2010, he beneficially owned 1,198,755 ordinary shares, or 13.9% of our outstanding shares, at that time.

COMPENSATION OF OFFICE HOLDERS

The table below reflects the compensation of our five most highly compensated office holders during or with respect to the year ended December 31, 2013. This group consists of our Chief Executive Officer, who is our only employee, and our four directors.

For purposes of the table below, “compensation” includes salary cost, director fees, bonuses, equity-based compensation and social benefits. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2013.

The amounts set forth in the table below are given in thousands of U.S. Dollars.

Name and Position	Salary Cost (1)	Director Fees	Bonus	Equity-Based Compensation(2)	Total
Aviv Boim, CEO	170	--	--	57	227
Izhak Tamir, Chairman	--	6	--	--	6
Eric Paneth, Director	--	6	--	--	6
Yiftach Atir, External Director	--	14	--	--	14
Liat Hadad, External Director	--	14	--	--	14
____________________

(1)	Salary cost includes Mr. Boim's gross salary plus customary payment of social benefits made by the Company on his behalf.

(2)
Represents the equity-based compensation expenses recorded in the Company's financial statements for the year ended December 31, 2013 based on the fair value of the applicable securities on the date of grant thereof, in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 6(4) to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2013.

Item 1 – Election of Directors

           Our directors, other than external directors, are elected at each annual meeting of shareholders. At the Meeting, shareholders will be asked to re-elect Eric Paneth and Izhak Tamir to our Board of Directors. Mr. Paneth is paid an annual fee of NIS 29,270 (approximately $7,700) and a meeting participation fee of NIS 1,860 (approximately $490), subject to adjustments in the Israeli consumer price index, which is the 'fixed fee' set forth in the regulations promulgated under the Companies Law governing compensation to external directors. Mr. Tamir is paid only a participation fee in the amount of $1,000 for attendance at each meeting of the board of directors or a committee thereof, and does not receive any annual fee. Mr. Tamir does not receive any additional compensation for serving as our Chairman of the Board. The current three-year term of each of our external directors, Yiftach Atir and Liat Hadad, is scheduled to expire on December 31, 2015.

           A brief biography of each nominee is set forth below:

   Eric Paneth has served as one of our Directors since January 2000 and formerly served as our Chief Executive Officer from November 2008 to October 2010. Mr. Paneth also served as Chief Executive Officer of Orckit Communications Ltd. from when it was co-founded by him and by Mr. Tamir in 1990 to 2012 and as its Chairman of the Board of Directors from 1990 to 2008 and from 2012 to 2014, when a temporary liquidator was appointed over Orckit. From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, he was a technical department head in the Israeli Government.  From 1983 until 1985, he was employed by Linkabit Inc. in San Diego, California.  Mr. Paneth holds an advanced engineering degree from the Technion.

   Izhak Tamir has served as Chairman of our Board of Directors since January 2000 and formerly served as our Chief Executive Officer from August 2003 to December 2007. He served as President and a Director of Orckit Communications Ltd. from when it was co-founded by him and by Mr. Paneth in 1990 and as its Chairman of the Board from 2008 to 2011.  He served as the Chief Executive Officer and a Director of Orckit from 2012 to 2014, when a temporary liquidator was appointed over Orckit. Mr. Tamir has served as Chairman of the Board of Orckit-Corrigent Ltd., a subsidiary of Orckit, from 2001 to 2014 and as Chief Executive Officer of Orckit-Corrigent Ltd. from 2007 to 2014, when a temporary liquidator was appointed over Orckit-Corrigent. He also served as a Director of Gilat Satellite Networks Ltd. from 2005 to 2012. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California.  From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq.  From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion, and an M.B.A. from Tel Aviv University.

Required Approval

           The election of the directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

           It is proposed that at the Meeting the following resolutions be adopted:

           “RESOLVED, that Eric Paneth be elected to the Board of Directors of the Company, effective immediately, until the next annual general meeting of the Company and until his respective successor is duly elected.

           RESOLVED, that Izhak Tamir be elected to the Board of Directors of the Company, effective immediately, until the next annual general meeting of the Company and until his respective successor is duly elected.”

           The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 2 – Appointment of Independent Auditors

           At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, as our independent auditors until our next Annual Meeting of Shareholders. The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors. The auditors have no relationship to us or with any of our affiliates, except as auditors.

Required Approval

   The appointment of our independent auditors requires the affirmative vote of a majority of shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

           It is proposed that at the Meeting the following resolutions be adopted:

   “RESOLVED, that Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, be appointed as the independent auditors of the Company until the next annual general meeting of the Company and until their respective successors are duly elected; and

   RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the independent auditors, or to delegate the Audit Committee thereof to do so.”

   The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 3 – Consideration of Financial Statements

   Our audited financial statements for the year ended December 31, 2013 are included in our annual report on Form 20-F which we filed with the Securities and Exchange Commission (SEC) on April 30, 2014.  You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public at the SEC’s website athttp://www.sec.gov.  These reports are not a part of this Proxy Statement.  We will hold a discussion with respect to the financial statements at the Meeting.

           This item will not involve a vote of the shareholders.

OTHER BUSINESS

           Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Izhak Tamir
Chairman of the Board

Dated:  November 24, 2014